Your **Vote** Counts!

THE CHEFS' WAREHOUSE, INC.

2024 Annual Meeting
Vote by May 9, 2024 11:59 PM ET. For shares held in a Plan,
vote by May 6, 2024 11:59 PM ET.



THE CHEFS' WAREHOUSE, INC.
100 EAST RIDGE ROAD
RIDGEFIELD, CT 06877



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You invested in THE CHEFS' WAREHOUSE, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy material for the stockholder meeting to be held on May 10, 2024.**

Get informed before you vote

View the 2024 Notice and Proxy Statement, Proxy Card and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to April 26, 2024. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

 For complete information and to vote, visit **www.ProxyVote.com**

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Vote Virtually at the Meeting*

May 10, 2024
10:00 AM EDT

Virtually at:
www.virtualshareholdermeeting.com/chef24

*Please check the meeting materials for any special requirements for meeting attendance.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. Election of Directors	
Nominees:	
1a. Ivy Brown	✔ **For**
1b. Joseph Cugine	✔ **For**
1c. Steven F. Goldstone	✔ **For**
1d. Aylwin Lewis	✔ **For**
1e. Katherine Oliver	✔ **For**
1f. Lester Owens	✔ **For**
1g. Christopher Pappas	✔ **For**
1h. John Pappas	✔ **For**
1i. Richard N. Peretz	✔ **For**
1j. Debra Walton-Ruskin	✔ **For**
1k. Wendy M. Weinstein	✔ **For**
2. To ratify the selection of BDO USA, P.C. as our independent registered public accounting firm for the fiscal year ending December 27, 2024.	✔ **For**
3. To approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in the 2024 Proxy Statement.	✔ **For**
4. To vote, on a non-binding, advisory basis, on the frequency of future non-binding advisory votes on the compensation of our named executive officers.	❶ **Year**

NOTE: We will transact such other business as may properly come before the Annual Meeting or any adjournments or postponements of the Annual Meeting.

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click "Delivery Settings".

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